

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 8, 2016

Via E-mail
Allen R. Hartman
President
Hartman VREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

Re: Hartman VREIT XXI, Inc.
Amendment No. 2 to Registration Statement on Form 11
Filed February 18, 2016
File No. 333-207711

Dear Mr. Hartman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2016 letter.

Prior Performance Summary, page 102

1. We note your response to prior comment 3. Please revise this section to describe Hartman Development Fund LLC's merger with Hartman Short Term Income Properties XIX, Inc.

Prior Performance Tables, A-1

2. We note the revised disclosure on page A-6 that Hartman Development Fund LLC did not have a liquidity event prior to the merger. Please tell us how you determined that it was appropriate to include Table IV disclosure regarding Hartman Development Fund LLC as there has been no liquidity event.

Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Rosemarie Thurston, Esq.
        Alston & Bird